United States securities and exchange commission logo





                            June 24, 2021

       Humera Afzal
       Chief Financial Officer
       Membership Collective Group Inc.
       180 Strand
       London, WC2R 1EA
       United Kingdom

                                                        Re: Membership
Collective Group Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 21, 2021
                                                            File No. 333-257206

       Dear Ms. Afzal:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed June 21, 2021

       Consolidated Statements of Operations, page F-46

   1. We note your revised disclosure in response to prior comment 9. Please revise the parenthetical
disclosure to quantify the amount of depreciation and amortization excluded from each Operating
expenses financial statement line item for each period, consistent with SAB Topic 11B.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Humera Afzal
Membership Collective Group Inc.
June 24, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395
if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Brigitte Lippmann at 202-551-3713
with any other questions.



                                                           Sincerely,
FirstName LastNameHumera Afzal
                                                           Division of
Corporation Finance
Comapany NameMembership Collective Group Inc.
                                                           Office of Real
Estate & Construction
June 24, 2021 Page 2
cc:       Robert A. Ryan, Esq.
FirstName LastName